RICHEMONT

Via airmail


03050708

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

8 May 2003

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press release announcing the retirement of Alain Dominique Perrin in October 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 41 710 33 22 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

File no 82-4102

RICHEMONT

Press Release – 6 May 2003

Alain Dominique Perrin to retire as Richemont Chief Executive Officer in October 2003

Geneva, 6 May 2003

Richemont, the Swiss luxury goods group, announces that Mr Alain Dominique Perrin intends to retire as Chief Executive Officer of the Group upon reaching his 61st birthday in October this year.

Mr Perrin has agreed, however, to continue to perform an executive role within the Group, with specific responsibility for strategy and marketing issues. In this capacity, he will remain as a member of the Strategic Product and Communications Committee and will be nominated to the board of Compagnie Financière Richemont SA, the Group's ultimate parent company.

Commenting on Mr Perrin's decision, Mr Rupert said:

Quote

When Alain came to me earlier this year and informed me that he wanted to retire in order to have more time to focus on his other business and cultural activities, I was disappointed but not surprised. Alain has worked ceaselessly and untiringly as Richemont's CEO during what has been a very difficult time for everyone in the luxury goods world. We owe him an immense vote of thanks for his efforts, not just in his present position but also for the work he has done in the past, most notably at Cartier.

Alain has been with Cartier and Richemont for over thirty years and has been a great friend and colleague over that period. He was responsible for revitalising Cartier, developing its potential and bringing it to the paramount position that it enjoys today. He effectively became 'Mr Cartier' and I cannot speak too highly of the contribution that he has made to the Group over the years.

Despite his decision to give up the position of Chief Executive Officer, I am happy to say that Alain has been persuaded to remain with us in an executive role, albeit one which will allow him more time for his family, his winemaking and his many other activities. We face challenging times and I will draw heavily on Alain's expertise in the years to come. He will work closely with me in overseeing the strategic marketing activities of our businesses. The board has invited him to become a director of Compagnie Financière Richemont SA and I am delighted to say that Alain has accepted that position, which will be subject to ratification by shareholders at this year's annual general meeting in September.

Unquote

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 www.richemont.com

Mr Perrin commented:

Quote

I have devoted my entire professional life to Cartier and, more recently, Richemont. The last two years as Chief Executive Officer of Richemont have been amongst the most challenging and exhausting and I feel that the time has come, as I approach the age of 61, to allow myself more time for my personal life and my many other interests including, of course, the production of wine at my estate, Chateau Lagrezette in Cahors.

Johann has persuaded me that I should continue to perform an executive role within the Group, at least over the next few years, and has asked that I work closely with him in terms of marketing and product conceptualisation. I have given him my commitment that I will make a substantial part of my time available to Richemont over the period and I look forward to a continuing involvement with my friends and colleagues in the Group.

Unquote

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Piaget, Montblanc, Dunhill and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne, and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.5 % interest in the ordinary share capital of British American Tobacco, the world's second largest tobacco company.

Press inquiries: Mr Johann Rupert, Executive Chairman

Telephone: + 41 22 715 3500

Analysts' inquiries: Ms Sophie Cagnard, Head of Investor Relations

Telephone: + 44 207 838 8581